N E W S R E L E A S E

February 24, 2004	TSX Venture Exchange: CPQ

CANPLATS REPORTS FURTHER GOLD INTERCEPTS
IN PHASE I DRILLING AT RODEO IN MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report further results from Phase I drilling at its wholly-owned Rodeo gold property located approximately 150 kilometers north of Durango, Mexico. Results from these holes in a zone known as the West Vein Swarm continue to confirm the presence of gold mineralization over significant intervals near surface.

Reverse circulation drilling to date has tested approximately 130 meters of strike length of the West Vein Swarm, a series of parallel silicified zones mineralized with gold. The best results from the four holes reported here are in hole BR-6 which intersected 5.98 grams of gold per tonne over 27 meters (0.17 ounces of gold per ton over 89 feet), including 7.9 grams of gold per tonne over 16 meters (0.23 ounces of gold per ton over 52.5 feet).

BR-6 contains the longest and highest grade, near-surface intersection and compares favorably with nearby BR-5 which intersected 1.7 grams of gold per tonne over 51 meters, including 5.99 grams of gold per tonne over 8.0 meters. The zone remains open to the south of BR-6 and is open to the north of previously reported BR-2 which intersected 2.52 grams of gold per tonne over 36 meters (0.07 ounces of gold per ton over 118 feet), including 5.28 grams of gold per tonne over 10 meters (0.15 ounces of gold per ton over 32.8 feet).

Hole No.	Map Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Gold (in g/t)	Interval (in feet)	Gold (in oz./ton)
BR-6	8698E, 1490N	7.0	34.0	27.0	5.94	88.6	0.17
	incl.	8.0	24.0	16.0	7.90	52.5	0.23
BR-7	8753E, 1554N	20.0	59.0	39.0	0.54	128.0	0.02
		99.0	102.0	3.0	0.89	9.8	0.03
		127.0	141.0	14.0	0.40	45.9	0.01
BR-8	8692E, 1620N	33.0	80.0	47.0	0.48	154.2	0.01
BR-9	8730E, 1512N	30.0	39.0	9.0	1.44	29.5	0.04

BR-7 and BR-8 were designed to test the vein system at depth below high-grade results reported in BR-3 and BR-5. Although BR-7 and BR-8 intersected the target veins where projected, gold values were lower than anticipated, possibly due to poor recoveries, also noted in the early part of the program. BR-9 was a shallow hole that tested a silicified vein parallel to and on section with BR-6.

The next phase of work, expected to commence in mid-March, will include a total of 1,500 meters of diamond drilling to test the zone at depth and along strike. Diamond drilling will help to ensure maximum recoveries of core and to better define the geology and structure of the host epithermal system. The West Vein Swarm has been mapped over a strike length of two kilometers.

Previous work identified four other targets on the Rodeo property that require further work prior to follow-up drilling. The combined strike length of the five targets exceeds 2,000 meters, and shear zones and the epithermal system can be traced for 4,000 meters on the property. With 20 – 50 meter widths of well-developed quartz veins and breccias, the Rodeo property represents significant exploration potential.

While drilling is under way at Rodeo, mapping and geophysics are under way at the Santa Lucia gold property in preparation for drilling anticipated early in the second quarter of 2004. Mapping and surface sampling are also under way at the Yerbabuena gold property, to be followed by road construction and trenching in March that will better define drill targets to be tested later this year. All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

Canplats is a well-financed exploration company with a focus on gold in Mexico.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.